UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, March 18, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including March 11, 2024, through March 15, 2024, the Company purchased a total of 201,335 shares at an average price of $47.88 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
11-Mar-24	OSE	4,763	46.49	221,418
11-Mar-24	NYSE	37,142	46.82	1,738,810
12-Mar-24	OSE	2,492	47.00	117,129
12-Mar-24	NYSE	37,588	47.03	1,767,880
13-Mar-24	OSE	3,749	47.71	178,866
13-Mar-24	NYSE	36,351	48.05	1,746,604
14-Mar-24	OSE	2,500	48.36	120,910
14-Mar-24	NYSE	38,000	48.56	1,845,120
15-Mar-24	OSE	5,952	49.30	293,436
15-Mar-24	NYSE	32,798	49.06	1,609,122
Period Total	OSE	19,456	47.89	931,759
	NYSE	181,879	47.88	8,707,537
	Total	201,335	47.88	9,639,296
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	349,590	44.58	15,585,755
	NYSE	2,074,258	44.38	92,061,613
	Total	2,423,848	44.41	107,647,369
Program Total	OSE	369,046	44.76	16,517,514
	NYSE	2,256,137	44.66	100,769,150
	Total	2,625,183	44.68	117,286,665

The issuer’s holding of own shares: 2,625,183

Following the completion of the above transactions, the Company owned a total of 2,625,183 of its own shares, corresponding to 3.54% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: March 18, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.